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         Lowe's Companies, Inc. and Subsidiary Companies
         Notes to Consolidated Condensed Financial Statements

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Note  1: The accompanying Consolidated Condensed Financial Statements (unaudited) have been reviewed by an independent Certified Public Accountant, and in the opinion of management, they contain all adjustments necessary to present fairly the financial position as of April 30, 1994, and the results of operations and the cash flows for the three-month periods ended April 30, 1994 and 1993.

Note  2: The results of operations for the three-month periods ended April 30, 1994 and 1993 are not necessarily indicative of the results to be expected for the full year.

Note  3: Interest and loan expense is net of interest income of $1,103,000 and $674,000 for the three-month periods ended April 30, 1994 and 1993, respectively.  In addition, interest on construction in progress was capitalized in the amount of $719,000 and $810,000 for the three-month periods ended April 30, 1994 and 1993, respectively.

Note  4: If the FIFO method of inventory accounting had been used, inventories would have been $69,198,000 higher at April 30, 1994 and $64,541,000 higher at January 31, 1994.

Note  5: Stock options exercised consisted of 84,600 and 50,220 shares resulting in proceeds of
         $749,000 and $292,000 for the three-month periods ended April 30, 1994 and 1993, respectively.

Note  6: Property is shown net of accumulated depreciation of $311,769,000 at April 30, 1994 and $296,788,000 at January 31, 1994.

Note  7: Supplemental disclosures of cash flow information:

         Three months ended April 30                       1994       1993

         Cash paid for interest (net of capitalized)   $12,111,000  $8,650,000
         Cash paid for income taxes                      1,204,000     486,000

         Non-cash investing and financing activities:

         Common stock issued to ESOP                      8,000,000  7,299,000
         Fixed assets acquired under capital lease       14,957,000
         Conversion of debt to common stock                  10,000

Note  8: On January 31, 1994, the Board of Directors authorized the funding of the Fiscal 1993
         ESOP contribution primarily with the issuance of new shares of the Company's common stock.  During the first quarter of Fiscal 1994, the Company issued 250,936 shares with a market value of $8.0 million.  The remaining shares will be issued by the end of the third quarter.

Note 9:  On January 10, 1994, the Company filed with the Securities and Exchange Commission a shelf registration statement covering $500 million of "unallocated" debt or equity securities.  The shelf registration enables the Company to issue common stock, preferred stock, senior unsecured debt securities or subordinated unsecured debt securities from time to time.










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Note 10: Subsequent to April 30, 1994, the Company has purchased interest rate caps on its interest rate swap agreements.  The caps limit the Company's floating interest rate exposure to approximately 75 basis points over the fixed rate received in the agreements.  The costs of the caps are amortized over the life of the agreements.

Note 11: During the first quarter of Fiscal 1994, $10,000 principal of the Company's 3%
         Convertible Subordinated Notes were converted into 382 shares of the Company's common stock.

Note 12: Costs associated with the relocation and closing of stores during the three months ended April 30, 1994, which were recognized through the restructuring charge in Fiscal
         1991, totaled $4,684,000.  Comparable costs incurred during the three months ended
         April 30, 1993 were $2,002,000.

Note 13: The Company considers its debt and equity securities portfolio, presented herein as both long and short-term investments, to be available for sale under the provisions of
         Statement of Financial Accounting Standards (SFAS) No. 115.  At April 30, 1994, the
         market value of the securities portfolio was not materially different from cost.

Note 14: Earnings per common and common equivalent share is computed based upon the weighted average number of common shares outstanding during the period plus the dilutive effect of common shares contingently issuable from stock options.  Earnings per common share - assuming full dilution reflects the potential dilutive effect of dilutive common share equivalents and the Company's 3% Convertible Subordinated Notes
         issued July 22, 1993.  These notes are due July 22, 2003.

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